Exhibit 99.3

June 10, 2022	BY EMAIL

Canadian Securities Exchange (the “CSE”)
100 King Street West, Suite 7210
Toronto, Ontario M5X 1E1

Attention: Mark Faulkner, Vice President, Listings & Regulation

Dear Mr. Faulkner:

Re:	Curaleaf Holdings, Inc. (the “Company”)

Acquisition of Natural Remedy Patient Center, LLC
Stock symbol – CURA

Reference is made to the CSE Form 9 – Notice of Proposed Issuance of Listed Securities (the “Form 9”) filed by the Company on June 10, 2022. In accordance with Item 3.3(a) of Policy 6 of the Canadian Securities Exchange’s Policies and Procedures, this letter confirms that the acquisition of 100% of the outstanding membership interests in Natural Remedy Patient Center, LLC (all as more fully described in the Form 9) has closed and that transfer of title to the above referenced membership interests of Natural Remedy Patient Center, LLC has passed to the Company or a wholly-owned subsidiary of the Company, all as more particularly described in the Form 9.

Please confirm if you require anything further at this time.

Yours truly,

Signed:	“Peter Clateman”
Per:	Peter Clateman Chief Legal Officer Curaleaf Holdings, Inc.